UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Equinox Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

29446Y502
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29446Y502	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ross Beaty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,318,098(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,318,098 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,318,098 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%(2)
12	TYPE OF REPORTING PERSON IN

(1) Represents (i) 11,959,277 common shares held by Ross Beaty, (ii) 1,044,070 common shares issuable on the conversion of warrants, options and performance restricted stock units held by Ross Beaty and (iii) 1,314,751 common shares held by Kestrel Holdings Ltd. a limited company organized under the laws of the Province of British Columbia, wholly owned and controlled by Ross Beaty.
(2) Based on 114,482,333 shares outstanding, calculated as follows, (i) 113,438,263 common shares outstanding as of December 20, 2019, as reported on the Issuer’s Joint Management Information Circular, filed with the Securities and Exchange Commission on December 27, 2019, plus (ii) 1,044,070 common shares issuable on the conversion of warrants, options and performance restricted stock units held by Ross Beaty.

CUSIP No. 29446Y502	SCHEDULE 13G	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kestrel Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,314,751(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,314,751(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,751(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%(2)
12	TYPE OF REPORTING PERSON OO

(1) Represents 1,314,751 common shares held by Kestrel Holdings Ltd. a limited company organized under the laws of the Province of British Columbia, wholly owned and controlled by Ross Beaty.
(2) Based on 113,438,263 common shares outstanding as of December 20, 2019, as reported on the Issuer’s Joint Management Information Circular, filed with the Securities and Exchange Commission on December 27, 2019.

CUSIP No. 29446Y502	SCHEDULE 13G	Page 4 of 6

ITEM 1.	(a)	Name of Issuer:
Equinox Gold Corp.
	(b)	Address of Issuer’s Principal Executive Offices:
Suite 1501, 700 West Pender St., Vancouver, BC, V6C 1G8

ITEM 2.	(a)	Name of Person Filing:
(i) Ross Beaty (ii) Kestrel Holdings Ltd.
	(b)	Address of Principal Business Office, or if none, Residence:
(i) 1550 – 625 Howe Street, Vancouver, BC, V6C 2T6 (ii) 1550 – 625 Howe Street, Vancouver, BC, V6C 2T6
	(c)	Citizenship:
(i) Canadian (ii) British Columbia
	(d)	Title of Class of Securities:
Common Shares
	(e)	CUSIP Number: 29446Y502

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

	(a)	Amount beneficially owned:
The information set forth in row 9 of the cover page for each Reporting Person is incorporated herein by reference.
	(b)	Percent of class:
The information set forth in row 11 of the cover page for each Reporting Person is incorporated herein by reference.
	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
The information set forth in row 5 of the cover page for each Reporting Person is incorporated herein by reference.
(ii) Shared power to vote or to direct the vote:
The information set forth in row 6 of the cover page for each Reporting Person is incorporated herein by reference.
(iii) Sole power to dispose or to direct the disposition of:
The information set forth in row 7 of the cover page for each Reporting Person is incorporated herein by reference.
(iv) Shared power to dispose or to direct the disposition of:
The information set forth in row 8 of the cover page for each Reporting Person is incorporated herein by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. 29446Y502	SCHEDULE 13G	Page 5 of 6

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No. 29446Y502	SCHEDULE 13G	Page 6 of 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2020

/s/ Ross Beaty
ROSS BEATY

KESTREL HOLDINGS LTD.

By:	/s/ Ross Beaty
Name: Ross Beaty
Title: President

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATE: February 14, 2020

/s/ Ross Beaty
ROSS BEATY

KESTREL HOLDINGS LTD.

By:	/s/ Ross Beaty
Name: Ross Beaty
Title: President